Exhibit 14.1

Dr Pepper Snapple Group: Our Code of Conduct

TABLE OF CONTENTS

A Message From Larry D. Young	3
Our Commitments	4
Your Personal Responsibility	5
Compliance	5
Roadmap for Making Ethical Decisions	5
Speaking Up!	6
Reporting	6
Investigation	6
Confidentiality	6
Retaliation/Obstruction	6
Key Questions	7
Our Workplace	8
Diversity	8
Equal Opportunity and Non-Harassment Policy	8
Human Rights Policy	8
Safety	8
Conflicts of Interest in Working Relationships
Our Customers, Suppliers & Competitors	10
Bribery	10
Bribery & Foreign Corrupt Practices Policy	10
Competition and Antitrust Laws	10
Antitrust Policy	10
Conflicts of Interest	11
Outside Investments and Business	11
Gifts and Entertainment	11
Authority and Expense Policies	12
Our Investors	13
Accounting and Financial Reporting	13
Use of Company Resources	13
Authority and Expense Policies	13
IT User Policy	13
Fraud and Loss	13
Confidential Information	14
Disclosure to Investors	14

Disclosure Policy	14
Insider Trading	14
Insider Trading Policy	14
Political Contributions	14
Political Contributions Policy	15
Prohibited Transactions	15
Related Persons Transaction Policy	15
Our Consumers	16
Product Quality	16
Marketing	16
Marketing to Children Policy	16
Our Communities	17
Environment	17
Ethical Sourcing	17
Ethical Sourcing Code of Conduct	17
Human Rights Policy	17
Giving Back	17

A MESSAGE FROM LARRY D. YOUNG, PRESIDENT & CEO

DPS Team:

As we take ACTION on behalf of Dr Pepper Snapple Group, we are accountable for acting with integrity, openness and responsibility, and for obeying the laws and regulations of the countries where we do business.

Our Code of Conduct provides the operating rules that help us achieve our goals and build our reputation. They underscore our responsibilities as a group and as individuals to promote ethical business practices, use company resources appropriately, value diversity and ensure equal employment opportunities, and comply with applicable laws. Together with individual responsibility and good judgment, our Code of Conduct guides us in making the right decisions about how we work and what we do.

Our Code of Conduct applies to every DPS employee, officer and director, every business transaction we make, our day-to-day actions and every business and person acting on our behalf. Simply put, this is about doing the right thing at all times.

Be the Best!

Larry D. Young
President & CEO

OUR COMMITMENTS
Our Code of Conduct outlines the commitments we’ve made to our stakeholders and those with whom we do business and our expectations of our company and personnel to act in a professional, ethical and legal manner in all their dealings.

OUR CODE OF CONDUCT

OUR WORKPLACE
We are committed to creating a positive and diverse workplace that is free from discrimination and harassment.

OUR CUSTOMERS, SUPPLIERS AND COMPETITORS
We value and respect our customers, suppliers, competitors and government authorities. In our dealings with them, we always act in an ethical and legal manner while striving to compete and win in our business.

OUR CONSUMERS
We are committed to ensuring that our products are made to high standards of quality and safety and that they are appropriately marketed to our consumers.

OUR COMMUNITIES
We are committed to ensuring that our actions leave a positive impact on our hometowns, workforce, shareholders, customers, consumers and natural resources.

OUR INVESTORS
We are committed to fair and proper accounting and financial reporting and being good stewards of company resources for our investors.

SPEAKING UP!
Underlying our Code is our Speaking Up! policy, which underscores your accountability for reporting any violations of the Code.

YOUR PERSONAL RESPONSIBILITY

Our Code is about doing the right thing at all times.

COMPLIANCE
Compliance starts with you, and you are responsible for:

•	Understanding and complying with our Code and related policies.

•	Familiarizing yourself with and following the laws and regulations that apply to our business and your job.

•	Acting with the highest standards of ethics and integrity.

•	Reporting violations and misconduct.

Failure to comply may lead to disciplinary action, including termination for cause.

ROADMAP FOR MAKING ETHICAL DECISIONS
We expect you to use good judgment and common sense to comply with the letter and the spirit of our Code and our other policies and avoid even the appearance of improper behavior. When an issue is not directly addressed, you should use the Code as a roadmap for making ethical decisions. In all cases, ask yourself:

•	Is this compliant with our policies and/or well within the spirit of our policies?

•	What might the impact of my action be? Could it hurt the company’s reputation or my professional reputation?

•	Would I be comfortable telling my manager about my decision, or seeing my decision reported in the news media?

If there is still any doubt, see Key Questions for whom to ask.

Thank you for your efforts to ensure DPS continues to be recognized by our employees, consumers, customers, vendors and shareholders as an ethical company with great brands and great people.

Pull Quote: At the heart of every successful team is the belief that we can count on each other to operate in a responsible manner, act in the best interest of the team and make appropriate decisions for ourselves and on behalf of the company.

SPEAKING UP!

We value openness and honesty.

REPORTING
If you have concerns about any matter or if you are aware of a potential breach of this Code or its related policies, you have a duty to report it. To assist us in investigating, you are encouraged to provide all of the information you are comfortable with providing. Our Speaking Up! Policy, outlined below, provides a way for you to report anonymously, if you choose, and without concern for retaliation. You may:

Write to DPS at the following address:

Dr Pepper Snapple Group
5301 Legacy Drive
Plano, TX 75024
Attn: General Counsel

Call the anonymous Speaking Up! hotline any time 24 hours a day, 365 days a year:

U.S. and Canada: 1.800.349.4248
Mexico: 001.888.243.8076

Submit anonymously to the Speaking Up! website: https://www.integrity-helpline.com/dps.jsp

INVESTIGATION
We will review and investigate reports promptly, thoroughly and fairly, taking appropriate action whenever necessary. You are expected to participate in an investigation when asked. Investigations are conducted without regard to a suspected wrongdoer’s length of service, position/ title or relationship to the company. If you are not satisfied with our actions taken in response, you may report the matter to the chairman of the audit committee of the board of directors at the company address above.

CONFIDENTIALITY Every reasonable effort will be made to maintain the confidentiality of information reported. An investigation will not be disclosed or discussed other than with those with a legitimate need to know. We reserve the right in our sole discretion to disclose any information obtained during an investigation to any third party, including any federal or state agency.

RETALIATION/OBSTRUCTION We will not tolerate retaliation in any form against any person for reports made in good faith. Any retaliation or attempt to deter or obstruct an employee from providing such information or participating in an investigation will be treated as a serious disciplinary offense.

Pull Quote: A “good faith” report means that you have provided all of the information you have and believe it to be true. We prohibit retaliation against anyone who makes a report in good faith.

KEY QUESTIONS

TO WHOM DOES THE CODE APPLY?
Unless otherwise noted, our Code applies to all employees, officers and directors (“you”) of Dr Pepper Snapple Group, Inc. and its subsidiaries (“company” or “we”) in the U.S and other countries we operate. We also expect our consultants, vendors, contractors and other third parties with whom we do business to abide by the portions of our Code that are applicable to our relationship. Note that in certain cases, the policies may apply to you, your family members and persons who live with you.

DOES THIS CODE COVER ALL OF MY OBLIGATIONS?
In this Code, we provide guidance, but cannot list all activities or behaviors that may be inappropriate. This guidance is not intended to cover all potential situations, and the examples provided here do not limit the generality of the Code or other policies.

DO OTHER POLICIES APPLY?
Yes. Our Code is a starting point for understanding your obligations. Other policies apply, some of which are referenced in this Code. These other related policies may be provided to you or are available to you on the company intranet.

WHO DO I ASK IF I HAVE A QUESTION?
If you have questions about how to interpret this Code, or whether areas of the Code may be waived in relation to your activities, you may ask through our Speaking Up! reporting channels. Please note that compliance responsibility ultimately rests with you. Waiver of any provision for directors, executive officers and senior financial officers must be granted by the board of directors.

WHO REVIEWS AND APPROVES THE CODE?
The board of directors reviews and approves our Code of Conduct. Other policies may be reviewed and approved by the board and/or other senior management. The audit committee of the board of directors and the general counsel’s office monitor compliance with this Code and take appropriate actions to promote accountability and address misconduct. Please note that we reserve the right to amend or modify this Code or other referenced policies at any time. 7

Our commitments to:
OUR WORKPLACE

We are committed to creating a positive and diverse workplace that is free from discrimination and harassment.

RESPECT & PROMOTE DIVERSITY
Just as each of our brands brings its own flavor to our product portfolio, each DPS employee brings his or her own unique set of experiences, perspectives and backgrounds to our business. When we take ACTION at DPS, we do so without regard to sex, race, color, national origin, ancestry, religion, creed, age, marital status, gender, gender identity or expression, disability, medical condition, covered veteran or military status, sexual orientation, genetic information, or any other status protected under federal, state or local law. Accordingly, unwelcome conduct based on any of these protected characteristics is forbidden.

We’re committed to diversity and equal opportunity and prohibit discrimination as well as unwelcome and discriminatory behavior. This includes conduct that creates an intimidating, offensive or hostile environment. This conduct can take many forms, including physical actions, spoken or written comments, and multimedia.

Regardless of the form it takes, harassment negatively impacts individual work performance and our workplace as a whole, and will not be tolerated.

See our Equal Opportunity and Non-Harassment Policy and Human Rights Policy.

ENSURE A SAFE WORKPLACE
Safety is everyone’s responsibility at DPS. We all are accountable for providing a safe working environment, which means that you should immediately report any unsafe conditions or activities through your supervisor, a member of the human resources team or our Speaking Up! hotline. This includes violations of safety laws, local safety rules or security procedures; threats or acts of violence against company property, employees or customers; vandalism; and the presence of weapons or prohibited substances on company premises.

AVOID CONFLICTS OF INTEREST IN WORKING RELATIONSHIPS
Given the potential for conflicts of interest and the inherent risks such relationships could pose to effective working relationships, a person may not supervise a family member, and a person must not enter into a romantic or similarly close relationship with any person he or she supervises. Moreover, a family member of an officer or director may not be hired, regardless of position, without approval from both human resources and the general counsel’s office.

For these purposes, you are considered “supervising” a person if:

•	You have supervisory responsibility or effective control over any aspect of his or her job,

•	You audit, review or oversee any aspect of his or her job, or

•	He or she reports up to you, directly or indirectly, within our organizational structure.

A “family member” includes a spouse, parent, child, grandchild, sibling and step-parent/child/grandchild/ sibling and in-laws, whether or not living at the same residence, and persons who live with you.

Please notify human resources if you become aware of a potential hiring that may result in a conflict with this provision.

If two formerly unrelated employees become family members, or previously were not in a supervisory relationship but due to promotion, transfer, or the like now are, both should disclose the relationship to human resources.

Pull Quote: If you encounter or become aware of any act of discrimination or harassment, you are accountable for reporting it through your supervisor, a member of the human resources team or our Speaking Up! hotline.

Our commitments to:
OUR CUSTOMERS, SUPPLIERS & COMPETITORS

We value and respect our customers, suppliers, competitors and government authorities. In our dealings with them, we always act in an ethical and legal manner while striving to compete and win in our business.

PROHIBIT BRIBERY
We conduct our business with integrity and strictly prohibit any sort of bribery, including by any person acting directly or indirectly on our behalf and whether for our domestic or foreign subsidiaries. You should also be mindful of the appearance of impropriety and our policies on gifts and entertainment as explained below in Conflicts of Interest.

In any dealing with government officials, additional laws and policies apply. Various national and local laws make it a crime to bribe government officials. In addition, under U.S. law, it is illegal to give anything of value to a foreign official, whether by our own employee or persons acting on our behalf and whether by our domestic or foreign operations. Violations can result in criminal and civil liability for you and the company. Even an offer, promise or authorization of a bribe or a nominal payment or gift may violate law.

See our Bribery and Foreign Corrupt Practices Policy for further explanation of the substantial legal requirements and our strict rules, including on gifts and entertainment, which you must comply with in dealing with government and foreign officials.

COMPLY WITH COMPETITION & ANTITRUST LAWS
We strive to compete fairly and are committed to complying with applicable laws, including antitrust laws covering the pricing, promotion, distribution, purchase and sale of our products, as well as our relationships between manufacturers, suppliers, distributors, retailers, customers and competitors.

Violations of these laws may result in fines and imprisonment. Some activities may be illegal and should be avoided, such as agreements between competitors to set prices or allocate territories or customers. In order to avoid the appearance of impropriety, you should also generally avoid any discussion of prices, terms, distribution, production, customers or territories with a competitor. Antitrust and competition laws may also restrict the tying of the purchase of one product with another, certain exclusive dealing arrangements, setting of resale prices and other activities.

The laws and their application to individual circumstances are complex. Moreover, because some of our bottlers are owned by brand owners, we must be aware of those relationships and ensure that our discussions and any confidential information we share are appropriate. If you have responsibility for the sale or marketing of our products, you should familiarize yourself with these laws and our Antitrust Policy and always consult with the legal department when you have questions.

See our Antitrust Policy for further guidance on antitrust laws and additional discussion of improper and proper behavior in dealing with competitors.

AVOID CONFLICTS OF INTEREST
We are accountable for ensuring that our personal interests do not impact our ability to make sound business decisions. Conflicts may arise when your personal or family interests may interfere with the company’s in any way or may affect your objectivity and effectiveness, or when you receive improper personal benefits. You may not engage in any activity that creates a conflict of interest, or the appearance of one, between you and the company. Moreover, you may not use our property, position or information for personal gain and you may not compete with us. The following are examples and guidelines:

•	Outside Investments and Business. Sometimes, outside investments and business affiliations or opportunities may create a conflict of interest. Because of the inherent conflict, you may not:

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Own more than a nominal financial or beneficial interest in anyone competing or doing business with us (however, you may own shares in a public company, if you own less than 1 percent of the total equity, or if you own more than 1 percent and you own it through a mutual fund or similar nondiscretionary, undirected arrangement).

◦
Serve as a director, officer, consultant or employee or in another capacity for any party that is a competitor or conducts or seeks to do business with us, or where such other position interferes or may appear to interfere with your responsibilities.

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Take business opportunities for yourself that are within the scope of our business or that you discover through your position, and you may not direct the opportunity to third parties (unless we have turned the opportunity down and it clearly does not conflict with our business interests). If an activity involves both personal and company benefits, you should seek guidance from the general counsel’s office.

•
Gifts & Entertainment. You may not accept gifts or meals, trips, tickets, events and other forms of entertainment that may appear or tend to influence business decisions, compromise independent judgment or create the impression or expectation (perceived or otherwise) that the giver will be rewarded in some way. You must also be sensitive to our customers’ and suppliers’ own rules on gifts and entertainment. Regardless of the motive or actual influence on independent judgment, you may not accept or provide “significant” gifts or entertainment, whether from or to a customer, supplier or anyone attempting to develop a business relationship with us. Modest gifts and reasonable entertainment are acceptable, but should not create an expectation or appearance of special treatment, and should be appropriate and consistent with our other policies. We expect you to use good judgment and common sense and avoid even the appearance of improper behavior. In all cases, any sort of bribery is strictly prohibited. And, in any dealing with government officials, other strict laws and policies apply as explained above and in our Bribery and Foreign Corrupt Practices Policy.

Examples of modest and reasonable gifts and entertainment may include:

•	T-shirts, inexpensive pens, mugs, cups, calendars and the like.

•	Gifts of our regular products or promotional items made by sales or marketing to generate goodwill.

•	Event tickets that are generally available to the public, such as local sporting, concert and theatre events.

•	Entertainment that is a part of a company-sponsored program, such as a sales incentive or a customer marketing promotion.

Examples of significant and prohibited gifts and entertainment may include:

•	Any gift more than $300 in value.

•
Most “elite” or “premiere” event tickets (such as the Olympics, World Cup, Super Bowl, World Series, Wimbledon, Masters, U.S. Open, PGA Championship, Oscars or Grammys) that are not realistically accessible to the general public or available only at a very high premium over face value.

•	Cash or cash equivalents of any value (such as a pre-loaded debit card or gift certificates).

If you have any doubt on the proper course of action regarding gifts and entertainment, obtain the prior approval of your manager.

See our Authority and Expense Policies for further guidance and requirements regarding proper expenses, approvals and documentation for gifts and entertainment.

Pull Quote:
Q: What are “significant” gifts and entertainment?
A: Significant gifts are those over $300 in value, and significant entertainment is that which is over and above what could be considered reasonable and customary under the circumstances of the relationship.

Our commitments to:
OUR INVESTORS

We are committed to fair and proper accounting and financial reporting and being good stewards of company resources for our investors.

ENSURE SOUND ACCOUNTING AND FINANCIAL REPORTING
We are committed to providing full, fair, accurate, timely and understandable disclosure of relevant information to investors and the Securities and Exchange Commission. We have clear legal obligations, and it’s important to remember that fraudulent or misleading reporting or improper transactions can result in civil or criminal penalties to the individuals involved and the company. All transactions must be properly approved and accurately reflected on our books and records, accounting and financial reporting. Estimates and guidance on future performance, though subject to many uncertainties and risks, should be based on good faith views at the time made. You should also report any error, deficiency or noncompliance with internal accounting controls.

SAFEGUARD OUR COMPANY RESOURCES
We should be good stewards of company resources. Your use of company resources, such as spending company dollars and using company assets and IT systems, should always have proper business purposes and required approvals and be backed with proper documentation. Our Authority and Expense Policies explain the appropriate types and amounts of spending, contracts, commitments and other actions, as well as who must approve certain actions, the documentation you must have and how you must submit it. Likewise, our IT User Policy outlines requirements when using company IT resources including information on inappropriate conduct and monitoring of activities.

See our Authority and Expense Policies and our IT User Policy for further guidance.

GUARD AGAINST FRAUD AND LOSS
We must work to prevent fraud and loss to our business. The following actions are strictly prohibited:

•	Forgery, alteration or falsification of documents, records or transactions, including expense reports.

•	Off-the-record trading, accounts or transactions.

•	Fraud, regardless of amount, including deceptive or manipulative conduct or violation of corporate loyalty, trust or confidence, whether intentional or reckless.

•	Attempt to mislead, deceive, manipulate, misstate or engage in deliberate error, including any false or misleading representation or concealment of a material fact.

•	Reporting of false or misleading information in internal or external financial reports.

•	Theft, destruction, removal or inappropriate use of corporate property or information.

•	Receiving property, loans or gifts from the company, except under company service or award plans.

PROTECT CONFIDENTIAL INFORMATION
In your role, you may become aware of confidential information about DPS and our finances, sales, products, employees or third parties we do business with. Unauthorized or inappropriate disclosure or use of confidential information is prohibited. You may not use such information for personal gain and should take reasonable steps to protect it. You should not provide it to other parties, except for proper business purposes with proper confidentiality agreements. These confidentiality obligations continue after your relationship with us ends.

ENSURE FAIR DISCLOSURE TO INVESTORS
In particular, we must ensure fair disclosure to investors. Applicable laws govern how and when we disclose material information to the public market, and you must strictly comply with our obligations under law and our Disclosure Policy. Only the CEO, CFO and designated investor relations and corporate affairs representatives may speak with investors, the financial community or media without prior approval. Internally, material non-public information should be controlled on a need-to-know basis. Formally approved news releases and SEC filings are the primary means of disclosing such information. If you believe such information has been inappropriately disclosed, notify the general counsel’s office immediately.

See our Disclosure Policy for further information.

OBEY INSIDER TRADING LAWS
You must not trade illegally in securities or provide insider tips to others. Insider trading laws are vigorously enforced and penalties can be severe, including million-dollar fines and multi-year jail terms.

If you are aware of material nonpublic information relating to DPS or its securities, you may not, directly or indirectly through family or others:

•	Buy or sell DPS securities or otherwise take any action to take personal advantage, or

•	Provide the information to any outside party, including family and friends.

In addition, certain employees, officers and directors may only trade during designated trading windows, and must never trade when aware of material non-public information or when any other trading blackout is imposed.

See our Insider Trading Policy for further guidance, including examples of material nonpublic information, how transactions under stock plans are treated, additional prohibitions on speculating, short-selling and trading in companies we may do business with, obligations if you leave the company, and additional trading and reporting obligations for directors and executive officers.

COMPLY WITH POLITICAL CONTRIBUTIONS LAWS
DPS encourages voluntary personal participation with the political process on your own time and in a manner that is consistent with relevant laws and company guidelines. However, you should speak as an individual and avoid the appearance that you are speaking as our representative, unless authorized. Eligible employees may make personal donations to the DPS political action committee. Personal political donations will not be reimbursed, whether through an expense account, bonus or otherwise. You may not use company funds, facilities and other assets (including nominal contributions of our products) to support, directly or indirectly, any political candidates without advance written approval from the government affairs team and the general counsel’s office.

All company and political action committee contributions and matters of public policy are managed by our government affairs team. In certain states, DPS may make political contributions within specific limits and reporting requirements, such as through a state beverage association. However, the company may not make direct contributions or gifts of any kind, whether money, property, goods or services, to any political candidate, campaign committee or other organization in connection with any federal election.

See our Political Contributions Policy for further information.

AVOID PROHIBITED TRANSACTIONS
We are accountable for ensuring that our personal interests do not impact our ability to make sound business decisions. In addition to the conflicts of interest issues applicable to all of our personnel in Our Customers, Suppliers and Competitors and Our Workforce sections, our Related Persons Transaction Policy outlines additional prohibitions on loans and other transactions between the company and “related persons,” including directors, officers and material shareholders. 15

Pull Quote: Only the CEO, CFO and designated investor relations and corporate affairs representatives may speak with investors, the financial community or media without prior approval.

Our commitments to:
OUR CONSUMERS

We are committed to ensuring that our products are made to high standards of quality and safety and that they are appropriately marketed to our consumers.

PRODUCE PRODUCTS OUR CONSUMERS CAN TRUST
At DPS, quality and safety are integral to our values and we’re committed to producing products that our consumers can trust. To that end, we employ a rigorous quality management process to ensure we produce high-quality products that meet our specifications and comply with regulatory requirements. Our process includes the review and monitoring not only of our own plants and production, but also the quality and safety of our bottlers, co-packers and suppliers. We also actively listen and regularly respond to the quality expectations of our consumers.

MARKET OUR PRODUCTS RESPONSIBLY
As a leader in flavored beverages, our products have been enjoyed by families for generations. We respect our consumers and appreciate the trust they have in our company and our products. To garner that trust, we market and advertise our products in a truthful manner in compliance with all applicable laws.

We also market our products in a manner appropriate for the intended audience. Our soft drinks, juices and juice drinks are loved by all ages, and can be consumed as part of a balanced and active lifestyle. We encourage families to make the right choices for themselves by providing clear calorie labels on the front of our products, smaller portion sizes, numerous regular, low and no calorie options and our nutrition and ingredient website. When it comes to children, we believe that parental involvement is the key to choosing how and where we promote our family of products, and have developed a policy to help guide you about how and where we market our brands.

See our Marketing to Children Policy for further information.

Pull Quote: We expect all of our personnel to be accountable to apply rigorous quality standards throughout our supply chain and business and report any product safety concerns immediately.

Our commitments to:
OUR COMMUNITIES

We are committed to having a positive impact on our community and environment.

PROTECT THE ENVIRONMENT
Our commitment to delivering great brands goes hand in hand with our efforts to preserve and protect the natural resources we use to create them. We strive to use environmentally sound practices and meet or exceed the requirements of environmental laws, rules and regulations governing our business. We actively pursue operational improvements and philanthropic activities designed to reduce our environmental impact.

If you know of a practice that does not comply with environmental laws or our policies, you have a duty to report it

Source Ethically We expect high standards of quality and safety throughout our supply chain by suppliers that provide safe working conditions, dignity and respect for their employees. We inspect what we expect and work with our suppliers to obtain commitment and compliance to our ethical sourcing standards.

See our Ethical Sourcing Code of Conduct and our Human Rights Policy for further information.

GIVE BACK TO OUR COMMUNITIES
Through grant-giving, program partnerships and disaster relief, we want to foster physically active, engaged and sustainable communities where our employees, customers and consumers live and work and focus our efforts on fit and active lifestyles, environmental initiatives, emergency relief and hometown giving. We have established signature partnerships with select nonprofit organizations and encourage volunteerism among our employees.

See our sustainability report at dpsgsustainability.com for additional information on our sustainability program and goals.

Pull Quote: We strive to do good things with flavor in our hometowns to give back to those who have supported our company and our brands through the years.